UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
June 25, 2025
Commission File Number: 001-38863
Jumia Technologies AG
(Translation of registrant’s name into English)
Skalitzer Straße 104
10997 Berlin, Germany
+49 (30) 398 20 34 54
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Effective as of June 23, 2025, Angela K. Mwanza has resigned from the Supervisory Board of Jumia Technologies AG (the “Company”). Ms. Mwanza served on the Supervisory Board’s Audit Committee, Compensation Committee and Corporate Governance and Nomination Committee. The resignation of Ms. Mwanza was due to personal reasons.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Francis Dufay
Name:	Francis Dufay
Title:	Chief Executive Officer and Member of the Management Board

Jumia Technologies AG

By	/s/ Antoine Maillet-Mezeray
Name:	Antoine Maillet-Mezeray
Title:	Executive Vice President, Finance & Operations and Member of the Management Board

Date: June 25, 2025